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                                    Filed by iVillage Inc.

                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed to be filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934.

                                    Subject: Promotions.com, Inc.
                                    Commission File No.: 000-27411


THE FOLLOWING IS A TRANSCRIPT OF AN INTERVIEW WITH DOUG MCCORMICK ON CNBC ON FEBRUARY 12, 2002:

02/12/2002 CNBC: MIDDAY CALL

Martha MacCallum


INTERVIEW WITH DOUG MCCORMICK:

MARTHA MACCALLUM OF CNBC: Well, Doug McCormick, iVillage's Chairman and CEO joins us now from New York City. Doug good to have you with us.

DOUG MCCORMICK, CEO OF iVILLAGE:    Good morning.  How are you Martha?

MACCALUM:                  I'm fine, thanks. You know you've had a good career,
                           CEO of Lifetime. You could have just walked away from the board of iVillage, but what made you decide to turn around and join this company and try to make it work?

MCCORMICK:                 Well I know there's a great brand here. I had done
                           some work and I was involved in a lot of focus group testing and things like that. And the iVillage name kept coming up as I was doing independent study and I found out that there was a much deeper brand relationship with its customers then I think anyone could go out and try to assay had they not done the research. So I know that we have a very, very strong brand and we just needed to redo the business model, which is something that we worked on.

MACCALUM:                  The company lost $31 million in 2001 according to
                           your press release, as opposed to $83 million in 2000 so the losses are narrowing. What do you think is the financial future of this company in the short term?

MCCORMICK:                 Well, I think that most of the work that we did in
                           the year 2001 has really set us up to become profitable in 2002 on an EBITDA basis and that's really what we announced this morning. We're looking for profits somewhere in the $5-$10 million range
                           EBITDA. If you take a look at the cost restructuring that we did last year which is all behind us, we really took a $100 million worth of costs out of the business and that I think poises us to move forward.
                           It's interesting, I heard Paul's comments that he's concerned that we're advertising dependent. You know, that's something that a lot of major companies, every advertising agency in the business is advertising dependent and while it might not be in fashion right now to be in the advertising business, I assure you that when the market comes back and when the economy stabilizes, you're going to see advertising come back and people then will be jumping on it again.
                           Companies like Viacom, Disney, they have a tremendous amount of their revenues dependent on advertising and I don't necessarily think it's a bad thing. By the way, the number for iVillage, because we have a lot of other businesses, were in the services business, were in the television advertising business, the hospitals, it's far far bigger than just a dot com play.


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MACCALUM:                  Is this a company that you could see selling? You
                           came from Lifetime, would that be a marriage that you would like to see made happen?

MCCORMICK:                 I got to tell you, that's not something that we've
                           even discussed. I think that this company is a very strong company on its own. As you know, we just made an acquisition this morning, but we are a very strong brand name. We're actually alone in the women's information business in terms of the interaction we have with our now 10 million members and the fact that 26 million visitors will come to us every quarter on an aggregate basis. So, yeah, we're a great property out there, but there's no for sale sign out there.

MACCALUM:                  All right, Doug. We thank you for sharing your story
                           with us this morning.

MCCORMICK:                 Thank you.

MACCALUM:                  Doug McCormick, iVillage's Chairman and CEO.



Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this transcript certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


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In connection with their proposed merger, iVillage and Promotions.com will file a Registration Statement with the Securities and Exchange Commission, and a preliminary prospectus will be included in that Registration Statement. Other materials relating to the offer and merger also will be filed with the Securities and Exchange Commission, including a Schedule TO, final prospectus and Promotions.com's related solicitation/recommendation statement. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS, REGISTRATION STATEMENT, SCHEDULE TO, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the offering and merger documents filed with the SEC by iVillage and Promotions.com will be mailed to Promotions.com stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.


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